UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number 1-35509

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TD AMERITRADE HOLDING CORPORATION ASSOCIATES

401(k) PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TD AMERITRADE HOLDING CORPORATION

4211 SOUTH 102nd STREET

OMAHA, NE 68127-1031

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors of

TD Ameritrade Holding Corporation

We have audited the accompanying statements of net assets available for benefits of TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chicago, Illinois

June 22, 2012

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Cash	$273,059	$34,217
Investments, at fair value (Notes 3, 4 and 5)	390,227,788	375,368,465
Receivables:
Employer contributions	20,166,344	18,289,850
Notes receivable from participants	11,677,174	9,692,228
Due from brokers	1,031,626	508,244

Total receivables	32,875,144	28,490,322

Total assets	423,375,991	403,893,004

Liabilities
Due to brokers	789,776	592,227

Total liabilities	789,776	592,227

Net assets available for benefits	$422,586,215	$403,300,777

The accompanying notes are an integral part of the financial statements.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended
	December 31,
	2011	2010
Additions to (subtractions from) net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (Note 3)	$(28,681,123)	$34,170,866
Dividend income	6,127,757	3,973,882
Interest income	50,453	14,935

Net investment income (loss)	(22,502,913)	38,159,683

Interest income on notes receivable from participants	464,733	403,177

Contributions:
Employer	30,945,721	28,004,698
Participants	33,951,176	32,032,318

Total contributions	64,896,897	60,037,016

Transfer from acquired company plan (Note 1)	—	14,845,471

Total additions	42,858,717	113,445,347

Deductions from net assets attributed to:
Distributions to plan participants	22,930,016	25,233,138
Administrative expenses (Notes 2 and 5)	643,263	434,215

Total deductions	23,573,279	25,667,353

Net increase	19,285,438	87,777,994
Net assets available for benefits:
Beginning of year	403,300,777	315,522,783

End of year	$422,586,215	$403,300,777

The accompanying notes are an integral part of the financial statements.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements

December 31, 2011 and 2010

1. Description of Plan

The following description of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution profit sharing and 401(k) plan sponsored by TD Ameritrade Online Holdings Corp. (TDAOH), a wholly owned subsidiary of TD Ameritrade Holding Corporation (the Parent). The Plan covers employees of the Parent and its participating affiliated companies (collectively, the Company) who meet eligibility requirements. The Parent is the plan administrator. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On June 11, 2009, the Parent acquired thinkorswim Group Inc. On August 11, 2009, the Plan Committee approved the merger of the thinkorswim Group Inc. 401(k) Plan into the Plan. During 2010, assets held in the thinkorswim Group Inc. 401(k) Plan with a fair value of $14,845,471 were transferred into the Plan. This transfer is reflected on the Statements of Changes in Net Assets Available for Benefits as “Transfer from acquired company plan.”

Contributions – Participants may contribute up to 75% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (the Code). During an enrollment process, employees of the Company select their salary deferral percentage or they may elect not to participate in the Plan. Employees of the Company who do not complete the enrollment process with the Plan’s recordkeeper are subject to a default election in an amount equal to 3% of such employee’s compensation, and unless the employee affirmatively acts to increase or decrease the default election amount, it will automatically increase by 1% at the beginning of each subsequent Plan year up to a maximum of 6%. Participants direct the investment of all contributions into various options offered by the Plan. In addition, participants may transfer fund balances between the various fund options, including Company common stock and self-directed brokerage accounts. In the event a participant does not direct the investment of their account, the trustee has been directed by the Plan to invest the participant’s contributions into the lifecycle fund that best approximates when the participant would reach age 65.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

The Company contributes to the Plan as a matching contribution 50% of the participant’s contributions to the Plan that do not exceed 6% of the participant’s compensation. The Company may also make discretionary contributions to the Plan. Effective January 1, 2011, highly compensated employees who are participants in the TD Ameritrade Holding Corporation Management Incentive Plan, or its successor plan or plans, became eligible to receive Company matching and discretionary contributions.

Participant Accounts – Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company matching contribution, the Company discretionary contribution (if any), an allocation of forfeitures (if applicable) and an allocation of the Plan’s earnings or losses, and charged with an allocation of administrative expenses, provided however, that forfeitures are first used to pay administrative expenses and any excess expenses are then charged to participant accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Company contributions and earnings or losses thereon vest 20% after the first year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after five years of service. Participants become fully vested upon the participant’s normal retirement date, death or disability, provided that the participant is employed by the Company at such time. Participants immediately vest in their contributions plus actual earnings or losses thereon.

Participant Loans – Participants may borrow from their Plan accounts up to the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years except for loans used to acquire a principal residence, for which the repayment period may exceed five years.

Payment of Benefits – On termination of service, a participant may elect to receive a lump-sum payment or installment payments, or to roll over their distribution to an individual retirement account or other eligible plan. Distributions are made in the form of cash or in-kind, at the election of the participant.

Forfeited Accounts – Participants who terminate service forfeit the non-vested portion of their account balance, if any. Forfeitures are first used to reinstate prior forfeitures for former

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

employees who return to employment with the Company, then to pay the Plan’s administrative expenses and lastly to be allocated to participants. As of December 31, 2011 and 2010, forfeited non-vested accounts included in investments on the Statements of Net Assets Available for Benefits totaled $4,011,891 and $3,008,833, respectively. Forfeitures used to pay administrative expenses were $602,234 and $426,352 during 2011 and 2010, respectively. Forfeitures allocated to participants’ accounts subsequent to the Plan year end were $2,800,000 and $307,781 for the years ended December 31, 2011 and 2010, respectively.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

Notes Receivable from Participants – Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan payments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

Income Recognition – Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses.

Administrative Expenses – The Company pays certain administrative expenses for the Plan. Only expenses incurred by the Plan are reflected in the Plan’s financial statements.

Payment of Benefits – Benefits are recorded when paid.

Recently Issued Accounting Pronouncements – In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in ASU 2011-04 change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. ASU 2011-04 is effective for annual periods beginning after December 15, 2011. Therefore, ASU 2011-04 will be effective for the Plan year beginning January 1, 2012. Adoption of ASU 2011-04 is not expected to have a material impact on the Plan’s financial statements.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

3. Investments

The following table presents individual investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2011	2010
Investments at fair value as determined by quoted market price or quoted net asset value:
TD Ameritrade Holding Corporation common stock	$52,955,258	$61,532,933
T. Rowe Price Mid Cap Growth Fund	37,331,781	37,543,882
Vanguard Reserve Prime Money Market Institutional Fund	35,793,393	30,478,244
Vanguard Institutional Index Fund	35,561,186	*
Lazard Emerging Markets Open Fund	*	26,343,509
T. Rowe Price Small Cap Value Fund	22,000,651	22,355,764
American Funds Growth Fund of America R5	*	22,146,981

*	Investment represented less than 5% of Plan assets as of the dates indicated.

During 2011 and 2010, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	Years Ended December 31,
	2011	2010
Net change in fair value:
TD Ameritrade Holding Corporation common stock	$(10,741,375)	$(1,253,501)
The Toronto-Dominion Bank common stock	69,431	1,242,130
Mutual funds	(13,762,486)	31,735,614
Self-directed brokerage accounts	(4,246,693)	2,446,623

Net change in fair value of investments	$(28,681,123)	$34,170,866

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

4. Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

FASB Accounting Standards Codification (ASC) 820-10, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

•

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

•

Level 2—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments. Level 2 assets are held in self-directed brokerage accounts.

•	Level 3—Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

The following tables present the Plan’s fair value hierarchy for assets measured on a recurring basis as of December 31, 2011 and 2010:

	As of December 31, 2011
	Level 1	Level 2	Level 3	Fair Value
Assets
Investments, at fair value:
TD Ameritrade Holding Corporation common stock	$52,955,258	$—	$—	$52,955,258
The Toronto-Dominion Bank common stock	7,836,715	—	—	7,836,715
Mutual funds
Lifecycle	64,417,853	—	—	64,417,853
Money market	51,343,986	—	—	51,343,986
Medium Cap Growth	37,441,029	—	—	37,441,029
Large Cap Blend	35,910,847	—	—	35,910,847
Foreign Large Cap Blend	35,253,250	—	—	35,253,250
Fixed Income	26,631,485	—	—	26,631,485
Small Cap Blend	23,827,887	—	—	23,827,887
Large Cap Growth	22,066,973	—	—	22,066,973
Other	3,393,048	18,002	—	3,411,050
Equity securities	28,356,117	—	—	28,356,117
Corporate debt securities	—	279,520	—	279,520
Municipal debt securities	—	181,286	—	181,286
U.S. government debt securities	—	43,160	—	43,160
Other debt securities	—	271,372	—	271,372

Total assets at fair value	$389,434,448	$793,340	$—	$390,227,788

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

	As of December 31, 2010
	Level 1	Level 2	Level 3	Fair Value
Assets
Investments, at fair value:
TD Ameritrade Holding Corporation common stock	$61,532,933	$—	$—	$61,532,933
The Toronto-Dominion Bank common stock	7,954,312	—	—	7,954,312
Mutual funds
Lifecycle	53,794,716	—	—	53,794,716
Money market	41,533,689	—	—	41,533,689
Foreign Large Cap Blend	40,807,282	—	—	40,807,282
Medium Cap Growth	37,646,666	—	—	37,646,666
Large Cap Growth	22,763,713	—	—	22,763,713
Small Cap Blend	22,422,517	—	—	22,422,517
Fixed Income	22,307,033	—	—	22,307,033
Large Cap Blend	21,969,449	—	—	21,969,449
Large Cap Value	14,465,741	—	—	14,465,741
Other	1,254,212	26,445	—	1,280,657
Equity securities	26,275,752	—	—	26,275,752
Corporate debt securities	—	164,487	—	164,487
Municipal debt securities	—	59,434	—	59,434
U.S. government debt securities	—	60,441	—	60,441
Other debt securities	—	329,643	—	329,643

Total assets at fair value	$374,728,015	$640,450	$—	$375,368,465

Valuation Techniques

•	Equity securities, including TD Ameritrade Holding Corporation and The Toronto-Dominion Bank Common Stock – Fair value is determined by quoted market prices.

•	Mutual Funds – Fair value is determined by quoted net asset value.

•

Debt Securities – Fair value of debt securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation of debt securities include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. The Plan validates the vendor pricing by periodically comparing it to pricing from another independent pricing service.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

The Plan had no liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010. There were no transfers between any levels of the fair value hierarchy during the years ended December 31, 2011 and 2010. There were no nonfinancial assets or liabilities measured at fair value during the years ended December 31, 2011 and 2010.

5. Parties-in-Interest

The Plan holds shares of common stock of both the Parent and The Toronto-Dominion Bank. TDAOH is a wholly-owned subsidiary of the Parent. As of December 31, 2011, The Toronto-Dominion Bank owned approximately 45.1% of the Parent’s common stock, of which 45% is permitted to be voted under the terms of the Stockholders Agreement among The Toronto-Dominion Bank, the Parent and certain other stockholders. TD Ameritrade, Inc., a wholly-owned subsidiary of the Parent, acts as the broker for the Plan’s self-directed brokerage accounts.

Orchard Trust Company, LLC is the non-discretionary trustee as defined by the Plan. Administrative and recordkeeping expenses of $440,831 and $424,882 were paid to Great-West Retirement Services in 2011 and 2010, respectively. Orchard Trust Company, LLC and Great-West Retirement Services are wholly-owned subsidiaries of Great-West Life and Annuity Insurance Company. These transactions qualify as party-in-interest transactions.

At December 31, 2011, the Plan held 3,383,723 shares of Parent common stock with a cost basis of $46,807,062 and 104,755 shares of The Toronto-Dominion Bank common stock with a cost basis of $3,110,998. At December 31, 2011, self-directed brokerage accounts included investments with affiliates of The Toronto-Dominion Bank, including $15,550,593 of money market mutual funds and $26,022 of other debt securities.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

The Plan received dividends on the Parent and The Toronto-Dominion Bank common stock as follows, which were reinvested in the respective stock:

	Years Ended December 31,
	2011	2010
Dividends on common stock:
Parent	$681,452	$163,157
The Toronto-Dominion Bank	276,234	251,726

	$957,686	$414,883

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS), dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Company has identified operational errors relating to the Plan including: (1) the improper exclusion of 141 employees who satisfied the Plan’s eligibility requirements; (2) the improper inclusion of a few employees who did not satisfy the Plan’s eligibility requirements; (3) Plan language that did not reflect the actual operation of the Plan; and (4) various issues related to Plan documents. The Company consulted with its legal counsel and on behalf of the Company, its legal counsel filed a Voluntary Correction Program (VCP) submission pursuant to Revenue Procedure 2008-50 with the IRS on December 20, 2011 and the Company has taken corrective actions to prevent recurrence of the findings associated with the administration of the Plan identified above. The Company expects the IRS will accept the Company’s VCP submission and that these corrective actions will not affect the Plan’s qualified status. The Company made corrective payments to the Plan totaling $203,521 during 2011.

On December 20, 2011, the Plan also requested an updated determination letter from the IRS on Form 5300, Application for Determination for Employee Benefit Plan. As of the date of this report, the updated determination letter request is pending.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the taxing authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Supplemental Schedule

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Employer Identification Number 82-0543156, Plan No. 001

Supplemental Schedule

Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2011

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
TD Ameritrade Holding Corporation(1)	Common stock, 3,383,723 shares	$52,955,258
TD Ameritrade, Inc. (as broker)(1)(2)	Self-directed brokerage accounts (comprised of various self-directed investments)	49,090,671
The Toronto-Dominion Bank(1)	Common stock, 104,755 shares	7,836,715
AllianceBernstein	AllianceBernstein Global Bond Fund Class I, 315,065 shares	2,627,639
American Funds	American Funds Growth Fund of America R6, 719,779 shares	20,672,044
Dimensional Fund Advisors	DFA Emerging Markets Core Equity Fund, 114,900 shares	1,980,874
JPMorgan	JPMorgan Short Duration Bond R6, 20,081 shares	219,883
The Lazard Funds, Inc.	Lazard Emerging Markets Equity Institutional, 1,217,677 shares	20,456,974
Massachusetts Financial Services Company	MFS Institutional International Equity, 38,089 shares	606,374
Pacific Investment Management Co.	PIMCO Total Return Institutional Fund, 1,448,291 shares	15,742,927
PRIMECAP Management Company	PRIMECAP Odyssey Stock Fund, 66,178 shares	945,021
T. Rowe Price	T. Rowe Price Mid Cap Growth Fund, 707,980 shares	37,331,781
T. Rowe Price	T. Rowe Price Retirement 2005 Fund, 23,434 shares	261,989
T. Rowe Price	T. Rowe Price Retirement 2010 Fund, 58,140 shares	873,259
T. Rowe Price	T. Rowe Price Retirement 2015 Fund, 205,120 shares	2,375,293
T. Rowe Price	T. Rowe Price Retirement 2020 Fund, 342,413 shares	5,447,796
T. Rowe Price	T. Rowe Price Retirement 2025 Fund, 366,484 shares	4,243,884
T. Rowe Price	T. Rowe Price Retirement 2030 Fund, 723,667 shares	11,969,446
T. Rowe Price	T. Rowe Price Retirement 2035 Fund, 666,309 shares	7,769,162
T. Rowe Price	T. Rowe Price Retirement 2040 Fund, 1,044,581 shares	17,308,713
T. Rowe Price	T. Rowe Price Retirement 2045 Fund, 497,998 shares	5,492,923
T. Rowe Price	T. Rowe Price Retirement 2050 Fund, 691,199 shares	6,393,594
T. Rowe Price	T. Rowe Price Retirement 2055 Fund, 228,335 shares	2,086,978
T. Rowe Price	T. Rowe Price Retirement Income Fund, 90,452 shares	1,171,351
T. Rowe Price	T. Rowe Price Small Cap Value Fund, 638,070 shares	22,000,651
The Vanguard Group, Inc.	Vanguard Institutional Index Fund, 309,120 shares	35,561,186
The Vanguard Group, Inc.	Vanguard Mid Cap Index Signal Fund, 37,142 shares	1,044,818
The Vanguard Group, Inc.	Vanguard Reserve Prime Money Market Institutional Fund, 35,793,393 shares	35,793,393
The Vanguard Group, Inc.	Vanguard Short Term Bond Index Signal Fund, 38,268 shares	406,029
The Vanguard Group, Inc.	Vanguard Small Cap Index Signal Fund, 58,652 shares	1,764,239
The Vanguard Group, Inc.	Vanguard Total Bond Market Index Signal Fund, 469,099 shares	5,160,093
The Vanguard Group, Inc.	Vanguard Total International Stock Index Institutional Fund, 144,719 shares	12,636,830
Loans to Participants(1)	Maturing from January 2012 to December 2026, interest range: 4.25% to 10.5%	11,677,174

		$401,904,962

(1)	Represents a party-in-interest.
(2)	Self-directed brokerage accounts include $15,576,615 of investments with affiliates of The Toronto-Dominion Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TD AMERITRADE HOLDING CORPORATION

ASSOCIATES 401(k) PROFIT SHARING PLAN AND TRUST

Date: June 22, 2012	By:	/s/ WILLIAM J. GERBER
William J. Gerber
TD Ameritrade Holding Corporation
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP